                                                              EXHIBIT 11.1

                          CHEMICAL BANKING CORPORATION
                                AND SUBSIDIARIES

                   COMPUTATION OF NET INCOME PER COMMON SHARE


Net income per common share is computed by dividing net income after deducting dividends on preferred stock, by the weighted average number of common shares and common stock equivalents outstanding during the period. Other common stock equivalents such as stock options are not required to be included in the calculation since the applicable dilution tests are not met.


                   AVERAGE
               COMMON SHARES
              AND COMMON STOCK      NET INCOME           NET INCOME
YEAR ENDED       EQUIVALENTS      APPLICABLE TO             PER
DECEMBER 31      OUTSTANDING     COMMON SHARES (a)          SHARE
- - - -----------   ----------------   -----------------       -----------
                                  (IN MILLIONS)
    1993          251,207,178       $ 1,449                 $5.77 (b)
    1992          240,402,159           936                  3.90
    1991          181,372,000            20                   .11 (c)



    (a) After dividends on preferred stock of $155 million in 1993, $153 million in 1992 and $134 million in 1991.

    (b) On January 1, 1993, the Corporation adopted SFAS 106 which resulted in a charge of $415 million, or $1.67 per common share, relating to postretirement benefits and also adopted SFAS 109 which resulted in an income tax benefit of $450 million, or $1.81 per common share. Net income before the effect of accounting changes was $5.63 per common share. The net effect of changes in accounting principles increased net income per common share by $0.14.

    (c) For 1991 (due to the existence of Class B Common Stock), the earnings per share using the two-class basis was $0.06.